EXHIBIT B
                  CSW Energy, Inc./CSW International, Inc.
                         Non-recourse Indebtedness
                             December 31, 1998
                                (thousands)


                 Initial                      Inflation
     Type         Term      Rate    Maturity  Adjustment  Amount
---------------  --------  -------- --------  ---------- ----------

Eurobond         10 years   8.500%     2005     None       100,000 pounds
Eurobond         10 years   8.875%     2006     None       100,000 pounds
Yankee Bond       5 years   7.980%     2001     None       129,116 pounds
Yankee Bond      10 years   8.750%     2006     None       129,116 pounds
Fixed Rate Loan   7 years   8.250%     2003     None       134,534 pounds
Loan Notes        7 years   6.130%     2002     None        19,199 pounds
Revolver          5 years   6.550%     2001     None        55,500 pounds
Senior Notes      5 years   6.875%     2001     None     $ 200,000